FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is an announcement being filed today at the Securities and Exchange Commission (SEC) in the United States of America by HSBC Bank USA, N.A., an indirectly wholly-owned subsidiary of HSBC Holdings plc.

7 October 2010

HSBC NORTH AMERICA HOLDINGS INC. AND
HSBC BANK USA, N.A. ANNOUNCE AGREEMENT
TO RESOLVE U.S. REGULATORY ACTIONS

New York, NY (October 7, 2010) - HSBC North America Holdings Inc. ("HSBC North America" or "the Company") has entered into a Consent Order with the Federal Reserve Board, and its HSBC Bank USA, N.A. ("HSBC Bank USA" or "the Bank") subsidiary has entered into a Consent Order with the Office of the Comptroller of the Currency.

These actions require improvements for an effective compliance risk management program across the Company's US business, including Bank Secrecy Act (BSA) and Anti-Money Laundering (AML) compliance.

HSBC Bank USA previously disclosed that it is subject to ongoing examinations and investigations by regulatory and governmental agencies pertaining to, among other matters, compliance with BSA, AML and Office of Foreign Assets Control requirements. The Bank notes that it has cooperated fully with its regulators in reaching these agreements and continues to cooperate fully with them in implementing the agreement terms, and with other government agency investigations.

HSBC has a global commitment to maintaining the highest level of compliance capability and culture in markets around the world. HSBC North America is continuing to work closely with its regulators to fully address and resolve issues raised.

HSBC North America has taken a number of recent actions on these issues. The Company reorganized reporting lines to enhance the effectiveness of the Bank's compliance organizational structure, which now reports separately and directly to the HSBC North America CEO. It has also added capabilities and capacity to its compliance function through increased investment in people, systems and advisory services. The Company has also taken strategic actions to streamline the Bank's business, scaling back or exiting areas that are not core while at the same time driving improved execution in the core areas and, in particular, the U.S. Dollar payments business.

Work will continue on these important initiatives as HSBC is committed to prompt resolution of these compliance matters and the maintenance of sustainably compliant and effective BSA/AML policies and procedures.

Media inquiries to:

Diane Bergan	+1 224 544 3310	diane.soucy.bergan@us.hsbc.com
Robert Sherman	+1 212 525 6901	robert.a.sherman@us.hsbc.com

Note to editors:

About HSBC - North America
HSBC North America Holdings Inc. is one of the ten largest bank holding companies in the United States with assets of $334 billion at 30 June 2010 (US GAAP).The company's businesses serve customers in the following key areas: personal financial services, credit cards, specialty insurance products, commercial banking, private banking, and global banking and markets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 07 October, 2010